UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 5)

ASHWORTH, INC.

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

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(Title of Class of Securities)

04516H101

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(CUSIP Number)

with a copy to:
David Meyer c/o Knightspoint Partners LLC 787 Seventh Avenue, 9th Floor New York, New York 10019 (212) 786-6050	Stanley H. Meadows, P.C Heidi J. Steele McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000

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(Name, Address and Telephone Number of

Persons Authorized to Receive Notices and Communications)

                OCTOBER 12, 2006

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(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP NO. 04516H101

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners II, L.P.

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 200
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

PN

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3

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Capital Management II LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 200
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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4

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Knightspoint Partners LLC	81-0604786

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 200
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 200
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

200

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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5

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Michael Koeneke

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 18,200
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	(8)	Shared Voting Power 200
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	(9)	Sole Dispositive Power 18,200
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	(10)	Shared Dispositive Power 200

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

18,400

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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6

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

David Meyer

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 38,808
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	(8)	Shared Voting Power 200
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	(9)	Sole Dispositive Power 38,808
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	(10)	Shared Dispositive Power 200

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

39,008

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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7

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Starboard Value and Opportunity Master Fund Ltd.

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Cayman Islands

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,372,586
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 1,372,586
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,372,586

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

9.5%

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(14)	Type of Reporting Person (See Instructions)

CO

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8

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Parche, LLC	20-0870632

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 261,446
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 261,446
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

261,446

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

1.8%

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(14)	Type of Reporting Person (See Instructions)

OO

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9

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Admiral Advisors, LLC	37-1484525

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(2)	Check the Appropriate Box if a Member	(a) /x/

of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,634,032
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	(8)	Shared Voting Power 0
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	(9)	Sole Dispositive Power 1,634,032
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	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

OO

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10

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Ramius Capital Group, LLC	13-3937658

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,634,032
--------------------------------------------------
	(8)	Shared Voting Power 0
--------------------------------------------------
	(9)	Sole Dispositive Power 1,634,032
--------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

OO IA

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11

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

C4S & Co., LLC	13-3946794

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 1,634,032
--------------------------------------------------
	(8)	Shared Voting Power 0
--------------------------------------------------
	(9)	Sole Dispositive Power 1,634,032
--------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

OO

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12

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Peter A. Cohen

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
--------------------------------------------------
	(8)	Shared Voting Power 1,634,032
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	(9)	Sole Dispositive Power 0
--------------------------------------------------
	(10)	Shared Dispositive Power 1,634,032

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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13

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Jeffrey M. Solomon

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
--------------------------------------------------
	(8)	Shared Voting Power 1,634,032
--------------------------------------------------
	(9)	Sole Dispositive Power 0
--------------------------------------------------
	(10)	Shared Dispositive Power 1,634,032

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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14

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Morgan B. Stark

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
--------------------------------------------------
	(8)	Shared Voting Power 1,634,032
--------------------------------------------------
	(9)	Sole Dispositive Power 0
--------------------------------------------------
	(10)	Shared Dispositive Power 1,634,032

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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15

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Thomas W. Strauss

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 0
--------------------------------------------------
	(8)	Shared Voting Power 1,634,032
--------------------------------------------------
	(9)	Sole Dispositive Power 0
--------------------------------------------------
	(10)	Shared Dispositive Power 1,634,032

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,032

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

11.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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16

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Black Sheep Partners, LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

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(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 34,842
--------------------------------------------------
	(8)	Shared Voting Power 0
--------------------------------------------------
	(9)	Sole Dispositive Power 34,842
--------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

34,842

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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17

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Black Sheep Partners II, LLC

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 26,836
--------------------------------------------------
	(8)	Shared Voting Power 0
--------------------------------------------------
	(9)	Sole Dispositive Power 26,836
--------------------------------------------------
	(10)	Shared Dispositive Power 0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,836

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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18

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Brian Black

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(2)	Check the Appropriate Box if a Member	(a) /x/
of a Group (See Instructions)	(b) / /

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(3)	SEC Use Only

----------------------------------------------------------------------------------------------------------------

(4)	Source of Funds (see Instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

----------------------------------------------------------------------------------------------------------------

(6)	Citizenship or Place of Organization

USA

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Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power 61,678
--------------------------------------------------
	(8)	Shared Voting Power 0
--------------------------------------------------
	(9)	Sole Dispositive Power 61,678
--------------------------------------------------
	(10)	Shared Dispositive Power 0

----------------------------------------------------------------------------------------------------------------

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

61,678

----------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

----------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

----------------------------------------------------------------------------------------------------------------

(14)	Type of Reporting Person (See Instructions)

IN

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19

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed on January 23, 2006, as amended to date (“Schedule 13D”) by the Reporting Persons listed below. Unless otherwise indicated, all capitalized terms in this Amendment No. 5 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 5 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 1,757,718 of Common Stock, representing approximately 12.1% of the outstanding shares of Common Stock based upon 14,520,175 shares reported by the Company to be outstanding as of August 31, 2006, as reported in its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.

Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

As of the date hereof, Mr. Koeneke individually owns an additional 18,200 representing less than 1% of the outstanding shares of Common Stock. Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, Mr. Meyer individually owns an additional 38,808, including 2,308 options currently exercisable and 2,500 options exercisable on November 1, 2006, representing less than 1% of the outstanding shares of Common Stock. Mr. Meyer has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 1,372,586 and 261,446 shares of Common Stock, respectively, constituting approximately 9.5% and 1.8%, respectively, of the outstanding shares

20

of Common Stock. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,634,032 shares, constituting approximately 11.3% of the outstanding shares of Common Stock. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,634,032 shares, constituting approximately 11.3% of the outstanding shares of Common Stock. As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,634,032 shares, constituting approximately 11.3% of the outstanding shares of Common Stock. As the managing members of C4S & Co., LLC, each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 1,634,032 shares, constituting approximately 11.3% of the outstanding shares of Common Stock. Each of Messrs. Cohen, Solomon, Stark and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Solomon, Stark and Strauss disclaim beneficial ownership of such shares.

As of the date hereof, Black Sheep Partners, LLC and Black Sheep Partners II, LLC beneficially own 34,842 and 26,836 shares of Common Stock, respectively, representing less than 1% of the outstanding shares of Common Stock. Black Sheep, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. Black Sheep Partners II, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2, Brian Black may be deemed to have indirect beneficial ownership of the 61,678 shares of Common Stock held by Black Sheep Partners, LLC and Black Sheep Partners II, LLC. Mr. Black has sole voting and dispositive power over the shares of Common Stock held by Black Sheep Partners, LLC and Black Sheep Partners II, LLC.

(c) The following purchases of Common Stock have occurred in the sixty day period prior to the date of the filing of this Amendment to the Schedule 13D. All of these purchases were effected in open market purchases:

Black Sheep Partners, LLC

Date	Number of Shares	Price Per Share ($) (1)
9/20/06	1,653	7.0824
9/21/06	3,477	7.0079
9/27/06	5,700	7.0540

21

Black Sheep Partners II, LLC

Date	Number of Shares	Price Per Share ($) (1)
9/20/06	2,247	7.0824
9/21/06	2,623	7.0079
9/27/06	4,300	7.0540

_______________

(1) Excludes commissions and other execution-related costs.

Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share ($) (1)
10/12/06	29,213	6.9976
10/12/06	176,400	7.0000
10/13/06	98,952	7.1097
10/13/06	4,200	7.1000

_______________

(1) Excludes commissions and other execution-related costs.

Parche, LLC

Date	Number of Shares	Price Per Share ($) (1)
10/12/06	5,564	6.9976
10/12/06	33,600	7.0000
10/13/06	18,848	7.1097
10/13/06	800	7.1000

_______________

(1) Excludes commissions and other execution-related costs.

(d)

Not applicable.

(e)

Not applicable.

22

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
*1.

Power of Attorney executed by David Meyer, Michael Koeneke, Black Sheep Partners, LLC, Brian Black, Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*2.

Power of Attorney executed by Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*3.	Joint Filing Agreement, dated January 20, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
*4.	Letter from Knightspoint Partners II, L.P. to the Company, dated December 22, 2005, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.
*5.

Press release issued on February 27, 2006, incorporated herein by reference to the filing on Schedule 14A, pursuant to Rule 14a-12 under Securities Exchange Act of 1934, as amended, by the Knightspoint Group on February 27, 2006.

*6.

Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 2, 2006 by the Knightspoint Group.

**7.

Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 23, 2006 by the Knightspoint Group.

***8.

Settlement Agreement among Knightspoint Partners II, L.P.; Knightspoint Capital Management II LLC; Knightspoint Partners LLC; Michael S. Koeneke; David M. Meyer; Starboard Value and Opportunity Master Fund Ltd.; Parche, LLC; Admiral Advisors, LLC; Ramius Capital Group, LLC; C4S & Co., LLC; Peter A. Cohen; Morgan B. Stark; Jeffrey M. Solomon; Thomas W. Strauss; Black Sheep Partners, LLC; Brian Black; Peter M. Weil and Ashworth, Inc., dated May5, 2006.

***9.	Press release issued by Ashworth, Inc., dated May 5, 2006.
****10.	Peter Weil Agreement, between the Company and Peter M. Weil, effective September 12, 2006

23

---------------

* Previously filed with the Schedule 13D filed on January 23, 2006.

** Previously filed with the Schedule 13D filed on March 23, 2006.

*** Previously filed with the Schedule 13D filed on May 8, 2006.

**** Previously filed with the Schedule 13D filed on September 20, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2006

KNIGHTSPOINT PARTNERS II, L.P.

By: Knightspoint Capital Management II LLC
Its: General Partner

By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
---------------------------------------
Name: David Meyer
Title: Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

By: Knightspoint Partners LLC

Its: Member

By: /s/ David Meyer

---------------------------------------

Name: David Meyer

Title: Managing Member

KNIGHTSPOINT PARTNERS LLC

By: /s/ David Meyer

---------------------------------------

Name: David Meyer

Title: Managing Member

/s/ David Meyer

------------------------------------------

David Meyer Individually and as attorney-in-fact for each of Michael Koeneke, Black Sheep Partners, LLC, Brian Black, H. Michael Hecht, Peter Weil and Andrea Weiss

24

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

PARCHE, LLC

ADMIRAL ADVISORS, LLC

By: Ramius Capital Group, LLC

Its: Managing Member

By: C4S & Co., LLC

Its: Managing Member

RAMIUS CAPITAL GROUP, LLC

By: C4S & Co., LLC

Its: Managing Member

C4S & CO., LLC

By:	/s/ Jeffrey M. Solomon

---------------------------------------------

Name: Jeffrey M. Solomon

Title: Authorized Person

/s/ Jeffrey M. Solomon

------------------------------------------------

Jeffrey M. Solomon, Individually and as attorney-in-fact for each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

25